September 22, 2006

Mail Stop 4561

John M. Marshall
Brookshire Raw Materials Management, LLC
Dufferin Liberty Centre
219 Dufferin Street, Suite 300A
Toronto, Ontario M6K 1Y9 Canada

> **Re:** **Brookshire Raw Materials (U.S.) Trust**
> **Registration Statement on Form S-1**
> **Filed August 25, 2006**
> **File No. 333-136879**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us why the Core Fund, the Agriculture Fund, the Metals Fund, the Energy Fund and the Accelerated Core Fund should not be viewed as separate registrants. We note that shares of each fund will trade separately, that the shares will be offered separately, and that offering proceeds from each fund will be separately invested. If you do not intend for each of the funds to be separate registrants, please tell us how the funds will report under the Exchange Act following effectiveness of this registration statement.

2. We note that investors may exchange units in one fund for units in a different fund and that investors may exchange one class of units for the other class of the same fund. Please tell us whether the units to be in this type of exchange are included on this registration statement. If not, please tell us the exemption from registration you are relying upon and provide a reasonably detailed legal analysis supporting the exemption.

3. We note that the Managing Owner retains the ability to reject any subscription for any reason or no reason and the Managing Owner also retains the ability to effect redemptions without notice to Limited Owners. Please advise us as to how the ability to reject any or all subscriptions is consistent with the concept of a continuous offering. In addition, please advise us as to how the Managing Owner will comply with its fiduciary duty to limited owners if limited owners may be redeemed without notice and for no reason.

4. Please re-locate the Break-Even tables to Part One of the disclosure document.

5. Please provide us with any pictures, graphics or artwork that you intend to use in the prospectus.

6. Please file copies of your legal and tax opinions as well as other material agreements when available, or provide us with drafts of your legal and tax opinions so that we have an opportunity to review them.

Cover Page

7. Please limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision. Currently, your cover page contains detailed information about each of the funds' investment strategies and detailed information about the offering that is more appropriate for the summary or the body of the prospectus. In addition, please be aware that Item 501(b) of Regulation S-K requires that the cover page be limited to one page. Please revise accordingly to substantially reduce the amount of information on the cover page.

8. We note your statement that if you are unable to sell the minimum number of units in any of your funds you will refund investor funds "within 10 business days after the end of the Initial Offering Period (or such extension) or as soon thereafter as possible." Please be aware that Rule 10b-9 requires that investor funds be returned *promptly* which would could consider to be quicker than 10 business days. Please revise to remove your qualifiers.

9.   Please disclose the price of units to be sold after the Initial Offering Period will end. From disclosure elsewhere in the prospectus, it appears that units will be sold at NAV as calculated at the end of each business day. Please revise to include this on the cover page and elsewhere as appropriate throughout the prospectus.

10.   Please disclose the termination date of the continuous offering. See Item 501(b)(8)(iii) of Regulation S-K.

11.   We note that the cover page includes information about the offering price of the securities, but the information is not presented clearly. Please revise to present all of the information required by Item 501(b)(3) of Regulation S-K in the form of a table, term sheet, or other clear presentation.

Summary of the Prospectus

12.   Please substantially revise the summary so that it presents a snapshot of the terms of the proposed offering and the investment strategy of the individual pools. As written the summary contains a great deal of information that is better suited to the body of the prospectus as well as a large amount of repetitive text. Please revise accordingly.

13.   In the introductory paragraph we note your statement that copies of material agreements may be obtained from the Administrator. Please also clarify that these agreements are filed as exhibits to the registration statement and may be obtained from the Commission's website at www.sec.gov.

Managing Owner, page 7

14.   Please describe "NNAV" the first time you include it. It appears that in all but the Accelerated Core Fund, the NNAV is equivalent to the NAV. If true, please disclose this. In addition, please clarify whether sales and redemptions will be made at NAV or NNAV.

15.   We note that the management fee will "be prorated across the Funds in proportion to the NNAV [of] each Fund." This appears to indicate that the Trust will have the ability to determine the fee levels each fund must pay. Please advise us as to why each fund does not separately pay the Managing Owner the management fee and whether the individual funds have any ability to challenge the calculation of its portion of the management fee.

Futures Commission Merchants, page 8

16.   Please clarify what considerations, other than the ability to execute trades, may influence the retention of a certain FCM by the Managing Owner. We refer to the final sentence under this heading.

Selling Agents, page 8

17.   Please disclose the fees payable to Selling Agents in connection with the sale of units as well as the trailing commissions payable to Selling Agents. In connection with this, we note that there is a wide range of commissions payable to Selling Agents, 0.5% - 3%. Please discuss how the actual commission amount will be determined. In addition, please briefly describe the services that the Selling Agents will perform in return for the trailing commissions. Provide similar clarification in the description of fees and expenses beginning on page 51.

Subscription Minimums, page 11

18.   We note that affiliates of the funds have the ability to purchase units in this offering and that such purchases will count towards the minimum sales requirements for each fund. Please disclose whether any affiliates have entered into agreements that would obligate them to purchase units in the event that the minimum has not been reached at the end of the Initial Offering Period.

Escrow of Funds, page 11

19.   Please clarify the meaning of your disclosure that interest earned on any subscription funds held in escrow "will be retained by the Trust for the benefit of all investors in such fund." Please clarify whether interest will be applied pro rata to investors after the minimum has been reached. Otherwise, please clarify how the non-payment of accrued interest to investors, whether or not the minimum has been reached, is "for the benefit of all investors" of the applicable fund.

Fees and Expenses, page 12

20.   We note that the Managing Owner currently estimates that organization and offering expenses will be approximately $806,000. Please revise to clarify whether this amount includes subscription fees and trailing fees paid to selling agents.

21.   Please revise the description of brokerage and FCM commissions and transaction fees to clarify whether each fund is obligated to pay its pro rata portion of the fee. We note that the fee is a percentage of the Trust NNAV.

22.   We refer to your discussion of the "up to 2%" redemption fee owed by investors in the event they do not hold units for at least three months. Please disclose how the exact amount of the redemption fee is calculated.

Redemption of Units, page 15

23.   Please clarify whether the funds are obligated to honor all redemption requests received. To the extent the funds do not have sufficient cash on hand to effect all redemption requests, please disclose whether a fund would be required to immediately sell a portion of its holdings in order to meet such requests or whether a portion of redemption request would carry over to the next business day. If it is the latter, please disclose how the funds will determine which redemption requests to fill. For example, disclose whether the funds would honor the requests in a pro rata or first-come, first-served basis. Provide similar disclosure in the more detailed description of your redemption program, beginning on page 63.

Risk Factors, page 19

24.   We note that all of the risk factors pertain to the investment in commodity futures contracts and forwards, in general, and do not focus on the risks related to an investment in the specific components of the indices being tracked. For example, a description of the risks inherent in investing in agricultural, metal and energy futures contracts should be included as well as concentration risks in certain of the indices such as the 65% weighting of crude oil and Brent crude oil in the energy index. Please revise to include risk factors that are tailored to an investment in each of the funds offering units.

25.   We refer to the paragraph following the "Risk Factors" section that indicates that the list of risk factors presented is not a complete list of risk factors. Please remove this statement since the Trust is required to include a known material risk factors.

26.   Please include a risk factor that addresses the limitations on unitholders ability to replace the Managing Owner. We note the percentage approval that would be required under the terms of the trust agreement, as described on page 75. In addition, we note that each fund's license agreement with Brookshire will terminate if the Managing Owner is removed from that fund.

The Accelerated Core Fund may utilize a substantial amount of leverage…, page 20

27.   Please revise the heading so that it is consistent with the first sentence under the heading that the fund *will* utilize leverage, not that it *may* use leverage.

28.   Please revise the first paragraph to make clear that leverage can lead to greater gains but may also result in greater losses.

There may be a restrictive effect on the Funds due to speculative position limits, page 22

29.   If the maximum of each offering is sold please advise us as to whether the aggregate holdings of any futures contract would exceed the position limits imposed by the exchanges.

The continued publication of the index cannot be assured, page 23

30.   Please disclose the term of the license you have with Brookshire. In addition, please clarify whether the funds would automatically terminate if the indices were no longer published and, if not, what alternatives may exist.

Conflicts of interest exist in the structure of the Trust…, page 24

31.   Please expand this risk factor to provide additional information regarding the nature of the existing and potential conflicts of interest and how these conflicts could impact an investment in your units.

Reserves for contingent liabilities may be established upon redemption…, page 26

32.   We note that you may withhold a portion of an investor's redemption if the Trust pursues litigation. Please clarify why the Trust would need to set up a reserve if it initiates litigation.

33.   We note that a portion of a redemption may be withheld if "there are any assets which cannot be properly valued on the redemption date." In light of the fact that the funds will be purchasing futures contracts that track the indices set up by Brookshire, please clarify when such an event could take place. If your disclosure is meant to refer to forward contracts that may be purchased if the fund(s) exceeds speculative position limits imposed by a futures exchange, please disclose this and indicate when the remainder of the redemption would be paid to the investor.

The Trust or a specific Fund could terminate before you achieve…, page 26

34.   Please quantify the "substantial losses" that would bring about the termination of one of the funds or the Trust.

Each Fund will have potential indemnification obligations, page 27

35.   Please clarify the nature of the service providers that would constitute "other contractors" and be subject to indemnification protection by the funds.

Limited Owners may incur additional liability because of the ambiguity…, page 27

36.   We refer to your statement that "there can be no assurance that a court will not disregard the Inter-Fund Limitation of Liability in the context of any particular litigation." Please clarify whether Delaware courts have taken this position.

The Funds

Investment Objective and Strategy, page 31

37.   Please consider including actual performance history for the indices since inception (March 2005) or advise us as to why you have not included this information.

Fund Portfolios, page 35

38.   We refer to your statement that regular re-balancing provides potential for increased performance. Please tell us the basis for this belief. It appears that the re-balancings are intended to bring into line the relevant index so that it reflects the relative importance of each commodity to the world economy, not search for under-valued markets. Please revise or advise.

39.   We refer to your statement that each fund will employ trading techniques and an integrated systems structure "based on the experience of the Managing Owner." In light of the fact that the Managing Owner has virtually no experience, please clarify the meaning of this statement.

40.   We refer to your statement on page 37 that the Managing Owner will publish notice of any changes or corrections to the terms of the relevant index. Please disclose where and when such notice will be posted.

Officers and Directors of the Managing Owner, page 40

41.   We note that the offered pool has no operating history and the Managing Owner
        has not operated any other pools. Please tell us why you have not included
        capsule performance for pools operated by your principals. In particular, we note
        that Mr. Harrison was the founder and managing member of Beeland
        Management Company which served as the CPO for Rogers International Raw
        Materials Fund.

Other Private Accounts and Pools, page 43

42.   Please clarify why it is appropriate to include this performance information since
        the Managing Owner does not operate the private account in question, but instead
        "provides commodity trading advice." Please clarify whether this advice makes
        the Managing Owner the equivalent of the CTA of the private account.

43.   Please disclose the dates for the largest monthly and peak-to-valley drawdowns
        and, if applicable, indicate whether the peak-to-valley drawdown is ongoing.

44.   Please tell us why you believe it is appropriate to include an annualized rate of
        return for a private account with less than 12 months of operations. In addition,
        please tell us why you believe it is appropriate to project a compounded annual
        average rate of return through December 31, 2006.

Actual and Potential Conflicts of Interest, page 48

45.   Please discuss how the Managing Owner will handle the fact that the private fund
        will have the same investment strategy as the Core Fund and, as a result, will be
        purchasing the same futures contracts. Please discuss how the Managing Owner
        will determine the timing of such purchases by the private and public funds.

Fees and Expenses, page 51

46.   Please ensure that items in the table appear in the correct column. Ensure that the
        description of compensation in the third column appears next to the corresponding
        items in the first two columns. Also, please distinguish headings, such as
        "Organizational and Offering Expenses" from other information in the table by
        using bold face, underline, or some other means.

The Offering, page 55

Ways to Subscribe, page 62

47.   Please revise to disclose whether investors will be permitted to revoke their
        subscriptions prior to the time it becomes effective. If so, please describe the
        revocation procedures.

Transferability, Redemption and Exchange of Units, page 63

48.   We refer to your statement that a portion of redemptions may be withheld "if
        necessary to comply with regulatory requirements." Please revise to identify the
        specific regulatory requirements.

49.   Please revise to clarify that investors will be charged a fee of $50.00 per
        redemption, as noted in the discussion of fees on page 52.

Exchange of Units, page 64

50.   Please explain under what circumstances the Managing Owner may reject an
        Exchange Request by an investor.

Additional Information, page 84

51.   Please update the address of the Commission to 100 F Street, N.E., Washington,
        DC 20549.

Appendices to Part I – Break-Even Analyses

52.   Please tell us why you have not allocated the organization and offering expenses
        to the agriculture, metals, energy and accelerated core funds. We note on page 53
        you state that these costs will be subject to reimbursement by each fund, on a pro
        rata basis based on the proportionate net asset values, without interest, in 24
        monthly payments.

53.   Please revise each table to include redemption fees payable by investors if they
        hold their units for less than three months. If you choose, you may present this
        line item underneath the break-even line item in the table.

54.   We refer to footnote (10) to the tables. Please tell us why you are assuming
        interest income that would be earned from a 180-day Treasury bill. Since the
        funds may be unable to hold these instruments to maturity in order to honor
        redemption requests, please advise us as to why this figure reflects the interest
        income that the funds would expect to earn.

55.   Please clarify why "Routine Operational Administrative and Other Ordinary Expenses" have been omitted from all tables except the table for the Core Fund.

        As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn at (202) 551-3469 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton at (202) 551-3694 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Robert G. Frucht, Esq. *(via facsimile)*
Buchanan Ingersoll & Rooney PC